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Pricing Supplement No. 53 dated December 17, 2004 (to Prospectus dated August 6, 2003 and Prospectus Supplement dated August 6, 2003)	Filed under Rule 424(b)(3) File No. 333-107132

SLM Corporation
Medium Term Notes, Series A
Due 9 Months or Longer From the Date of Issue

Principal Amount:	$35,000,000	Floating Rate Notes:	☐	Fixed Rate Notes:	☒

Original Issue Date:	January 25, 2005	Closing Date: January 25, 2005		CUSIP Number:	78442F DF 2

Maturity Date:	January 25, 2010	Option to Extend Maturity:	☒ No	Specified Currency:	U.S. Dollars
		If Yes, Final Maturity Date:	☐ Yes

Redeemable at the option of the Company:	☒ No	Redemption Price:	Not Applicable.

	☐ Yes	Redemption Dates:	Not Applicable.

Repayment at the option of the Holder:	☒ No	Repayment Price:	Not Applicable.

	☐ Yes	Repayment Dates:	Not Applicable.

Applicable to Fixed Rate Notes Only:

Interest Rate:	1.320% per annum.	Interest Payment Dates:	Each January 25th and July 25thduring the term of the Notes, beginning July 25, 2005, subject to adjustment in accordance with the following business day convention.

Interest Accrual Method:	30/360	Interest Periods:
From and including the Closing Date or the previous January 25th or July 25th, as the case may be, to and including the next succeeding July 24th or January 24th, as the case may be, with no adjustment to period end dates for accrual purposes.

Principal Payment at Maturity:

On the Maturity Date, the Company will pay Holders of the Notes being offered by this Pricing Supplement a principal amount equal to the greater of:
• 100% of the principal amount of the Notes or
• 100% of the principal amount of the Notes multiplied by a formula based on the Consumer Price Index as more fully described on page 3 of this Pricing Supplement.

BNP PARIBAS

December 17, 2004

Form:	Book-entry.
Denominations:	$10,000 minimum and integral multiples of $10,000 in excess thereof.
Trustee:	JPMorgan Chase Bank, N.A., formerly known as JP Morgan Chase Bank and as The Chase Manhattan Bank.
Agent:	BNP Paribas Securities Corp. is acting as underwriter in connection with this issuance.
Calculation Agent:	SLM Corporation.
Issue Price:	100.0%.
Agent's Commission:	0.00%.
Net Proceeds:	$35,000,000.
Concession:	N/A.
Reallowance:	N/A.
CUSIP Number:	78442F DF 2.
ISIN Number:	US78442FDF27.

An affiliate of the underwriter has entered into a swap transaction with the issuer in connection with the Notes and may have received compensation in connection with that transaction.

Investing in the Notes involved a number of risks. See "Risk Factors" beginning on page 5 of this Pricing Supplement.

See "Additional United States Federal Income Tax Considerations" beginning on page 6 of this Pricing Supplement for a summary of the expected material U.S. Federal income tax consequences to Holders of the Notes.

Obligations of SLM Corporation and any subsidiary of SLM Corporation are not guaranteed by the full faith and credit of the United States of America. Neither SLM Corporation nor any
subsidiary of SLM Corporation is a government-sponsored enterprise or an instrumentality of the United States of America.

MTN 0098

ADDITIONAL TERMS OF THE NOTES

Principal Payment at Maturity. On the Maturity Date, in addition to accrued but unpaid interest due on that date, the Company will pay to Holders of the Notes the greater of:

    •
    the Principal Amount of the Notes; or

    •
    the Principal Amount of the Notes × (CPIN+60/CPIN)

        Where:

CPIN	=	Index Level of CPI (as defined below) for November 2004, as reported on Bloomberg CPURNSA. As of the date of this Pricing Supplement, CPIN was 191.0; and
CPIN+60	=	Index Level of CPI for November 2009, as reported on Bloomberg CPURNSA.

The CPI for November 2009 will be calculated and reported in December 2009. The CPI for November 2004, which is 191.0, was published and reported in December 2004.

Consumer Price Index. The Consumer Price Index for purposes of the Notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers ("CPI"), published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor ("BLS") and reported on Bloomberg CPURNSA or any successor service. The CPI for a particular month is published during the following month. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for the Notes is the 1982-1984 average.

The following table sets forth the CPI from January 1998 to November 2004, as published by the BLS and reported on Bloomberg CPURNSA:

MONTH	2004	2003	2002	2001	2000	1999	1998
January	185.2	181.7	177.1	175.1	168.8	164.3	161.6
February	186.2	183.1	177.8	175.8	169.8	164.5	161.9
March	187.4	184.2	178.8	176.2	171.2	165.0	162.2
April	188.0	183.8	179.8	176.9	171.3	166.2	162.5
May	189.1	183.5	179.8	177.7	171.5	166.2	162.8
June	189.7	183.7	179.9	178.0	172.4	166.2	163.0
July	189.4	183.9	180.1	177.5	172.8	166.7	163.2
August	189.5	184.6	180.7	177.5	172.8	167.1	163.4
September	189.9	185.2	181.0	178.3	173.7	167.9	163.6
October	190.9	185.0	181.3	177.7	174.0	168.2	164.0
November	191.0	184.5	181.3	177.4	174.1	168.3	164.0
December		184.3	180.9	176.7	174.0	168.3	163.9

As stated in the risk factors, movements in the CPI that have occurred in the past are not necessarily indicative of changes that may occur in the future. Actual changes in the CPI may be less than or greater than those that have occurred in the past.

MTN 0098

If the CPI for November 2009 is not reported on Bloomberg CPURNSA by 3:00 PM on the Maturity Date, but has otherwise been published by the BLS, SLM Corporation, in its capacity as the Calculation Agent, will determine the CPI as published by the BLS for November 2009 using a source it deems appropriate.

In calculating CPIN and CPIN+60, the Calculation Agent will use the most recently available value of the relevant CPI determined as described above on the Maturity Date, even if such value has been adjusted from a previously reported value.

If the CPI is rebased to a different year or period, the base reference period for the Notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

If, while the Notes are outstanding, the CPI is discontinued or substantially altered, as determined in the sole discretion of the Calculation Agent, the applicable substitute index for the Notes will be that chosen by the Secretary of the Treasury for the Department of Treasury's Inflation-Indexed Securities as described at 62 Federal Register 846-874 (January 6, 1997) or, if no such securities are outstanding, will be determined by the Calculation Agent in accordance with general market practice at the time.

Rounding. All values used in the interest rate formula for the Notes will be rounded to the nearest fifth decimal place (one-one hundred thousandth of a percentage point), rounding upwards if the sixth decimal place is five or greater (e.g., 9.876555% (or .09876555) would be rounded up to 9.87656% (or .0987656) and 9.876554% (or ..09876554) would be rounded down to 9.87655% (or .0987655)). All percentages resulting from any calculation of the interest rate will be rounded to the nearest third decimal place (one thousandth of a percentage point), rounding upwards if the fourth decimal place is five or greater (e.g., 9.8765% (or .098765) would be rounded up to 9.877% (or .09877) and 9.8764% (or .098764) would be rounded down to 9.876% (or .09876)). All dollar amounts used in or resulting from such calculation on the Notes will be rounded to the nearest cent (with one-half cent being rounded upward).

MTN 0098

RISK FACTORS

        The Notes are subject to special considerations. An investment in notes indexed to the consumer price index entails significant risks that are not associated with similar investments in conventional floating rate or fixed-rate debt securities. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in consumer price indexed-linked notes and the suitability of the Notes in light of their particular circumstances.

THE INTEREST RATE ON THE NOTES IS BELOW THE RATE OTHERWISE PAYABLE ON SIMILAR FIXED OR FLOATING RATE DEBT SECURITIES ISSUED BY US.
The interest rate on the Notes is below what we would currently expect to pay as of the date of this pricing supplement if we issued non-callable senior debt securities with a fixed or floating rate and similar maturity to that of the Notes. Any payment made at maturity in excess of the principal amount of the Notes, plus accrued and unpaid interest, will be based upon the difference in the level of the CPI determined as of the measurement dates specified in the formula listed above.

If the CPI does not increase or decreases between the relevant measurement dates, which is likely to occur when there is little or no inflation or where there is deflation, owners of the Notes will receive the face principal amount of the Notes.
THE HISTORICAL LEVELS OF THE CPI ARE NOT AN INDICATION OF THE FUTURE LEVELS OF THE CPI AND THOSE LEVELS MAY CHANGE SUBSTANTIALLY.
The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the Notes. In the past, the CPI has experienced periods of volatility, including on a monthly basis, and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

Whether Holders of the Notes will receive any payment on the Maturity Date in excess of the principal amount of the Notes, plus accrued but unpaid interest, will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.
THE CPI ITSELF AND THE WAY THE BLS CALCULATES THE CPI MAY CHANGE IN THE FUTURE OR THE CPI MAY NO LONGER BE PUBLISHED.
There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower any payment on the Maturity Date with respect to the Notes. Should this occur, the value of the Notes could be significantly reduced. If the CPI is substantially altered (as determined in the sole discretion of the Calculation Agent), a substitute index will be employed to calculate the principal payable at maturity as described above.

MTN 0098

ADDITIONAL UNITED STATES FEDERAL
INCOME TAX CONSIDERATIONS

The following summary discusses the material U.S. federal income tax consequences of owning and disposing of the Notes. This summary is based on interpretations of current federal tax authorities, including the Internal Revenue Code of 1986, as amended (the "Code"), regulations issued thereunder, and rulings, decisions and administrative pronouncements currently in effect (or in some cases proposed), all of which are subject to change or differing interpretations. Any such change or differing interpretation may be applied retroactively and may adversely affect the U.S. federal income tax consequences described herein. Persons considering the purchase of the Notes are urged to consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

This summary applies only to holders that purchase the Notes at initial issuance and hold the Notes as capital assets and not as part of a "straddle," "hedge," "synthetic security," or a "conversion transaction" for federal income tax purposes, or as part of some other integrated investment.

This summary does not discuss all of the tax consequences that may be relevant to a holder in light of the holder's particular circumstances or to holders subject to special rules (such as banks, thrifts, or other financial institutions, insurance companies, small business investment companies, S corporations, retirement plans or persons holding Notes in tax-deferred or tax-advantaged accounts, mutual funds, real estate investment trusts, regulated investment companies, securities dealers or brokers, investors whose functional currency is not the U.S. dollar, certain former citizens or residents of the United States, persons subject to the alternative minimum tax, tax-exempt organizations or investors that report any item or items of income, gain, loss or deduction in respect of a note for tax purposes in an amount that differs from the amount reported for book purposes by more than $10 million). This summary does not discuss the tax consequences under the laws of any foreign, state or local taxing jurisdictions.

Except as provided below under "U.S. Federal Income Tax Treatment for Non-U.S. Holders", this summary only deals with a beneficial holder that is a U.S. holder.

As used in this Pricing Supplement, the term "U.S. holder" means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

  •
  a citizen or resident of the United States;
  •
  a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any state or political subdivision thereof (including the District of Columbia);
  •
  an estate whose income is subject to U.S. federal income tax regardless of its source; or
  •
  a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership (including any entity that is treated as a partnership for U.S. federal tax purposes) is a beneficial owner of a Note, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A beneficial owner of a Note that is a partnership, and partners in such a partnership, should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of a Note.

MTN 0098

An individual may, subject to exceptions, be deemed to be a resident of the United States if that individual is present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three year period ending in the current calendar year (counting for such purposes all of the days present in the United States in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). The term "non-U.S. holder" means a beneficial owner of a Note that is not a "U.S. holder."

U.S. Federal Income Tax Treatment for U.S. Holders

Accruals of Original Issue Discount on the Notes

For U.S. federal income tax purposes, the Notes will be treated as "contingent payment debt instruments" ("CPDIs") subject to taxation under the "noncontingent bond method." Under the noncontingent bond method, U.S. Holders of the Notes will accrue original issue discount ("OID") over the term of the Notes based on the Notes' "comparable yield." As a result, U.S. holders that employ the cash method of tax accounting will be required to include OID with respect to their Notes in gross income each year without regard to the actual interest payments received. Therefore, a U.S. holder may recognize taxable OID in a taxable year in excess of actual interest received.

In general, the comparable yield of a CPDI is equal to the yield at which its issuer would issue a fixed-rate debt instrument with terms and conditions similar to those of the CPDI, including level of subordination, term, timing of payments and general market conditions. If a hedge of the CPDI is available that, if integrated with the CPDI, would produce a synthetic debt instrument with a determinable yield to maturity, the comparable yield will be equal to the yield of the synthetic debt instrument. However, if such a hedge is not available, but fixed-rate debt instruments of the issuer trade at a price that reflects a spread above a benchmark rate, the comparable yield is the sum of the benchmark rate on the issue date and the spread. Under the noncontingent bond method, the issuer's reasonable determination of a comparable yield is respected and binding on holders of the CPDI.

Based upon these factors, we believe the comparable yield for these notes is 4.20%, compounded semi-annually. Accordingly, U.S. holders will accrue OID in respect of the Notes at a rate equal to this comparable yield. The amount of OID allocable to each six-month accrual period will be the product of the "adjusted issue price" of the Notes as of the beginning of each such monthly accrual period, and the comparable yield. The "adjusted issue price" of the Notes at the beginning of an accrual period will equal the issue price of the Notes, plus the amount of OID previously includible in the gross income of the U.S. Holder, less the projected amount of any payments previously made with respect to the Notes, as reflected in the "projected payment schedule" (described below), without regard to the actual payments made. The "issue price" of the Notes is expected to be par. Except as adjusted as described below, the amount of OID includible in income of each U.S. holder for each taxable year will equal the sum of the "daily portions" of the total OID on the Notes allocable to each day during the taxable year in which a U.S. holder held the Notes, regardless of the U.S. holder's method of accounting. The daily portion of the OID is determined by allocating to each day in any accrual period a ratable portion of the OID allocable to such accrual period.

MTN 0098

Under the noncontingent bond method, the comparable yield of a CPDI is used to construct a projected payment schedule which indicates an amount at maturity that produces the comparable yield. Under the noncontingent bond method, the projected payment schedule is not revised to account for changes in circumstances that occur while the Notes are outstanding. Under this method, the projected payment schedule derived from the comparable yield set forth above is set forth in the table on the next page:

PROJECTED PAYMENT SCHEDULE

Interest Payment Date	Projected Payment Amount (per $1,000)
July 25, 2005	$6.60
January 25, 2006	$6.60
July 25, 2006	$6.60
January 25, 2007	$6.60
July 25, 2007	$6.60
January 25, 2008	$6.60
July 25, 2008	$6.60
January 25, 2009	$6.60
July 25, 2009	$6.60
January 25, 2010	$1,165.10

The comparable yield and the projected payment schedule for the Notes are used to determine accruals of OID for tax purposes only, and are not assurances by us with respect to the actual yield or payments on the Notes and do not represent our expectations regarding a Note's yield or the interest payment amounts.

A U.S. holder will generally be bound by our determination of the comparable yield and projected payment schedule for the Notes, unless the U.S. holder determines its own projected payment schedule and comparable yield, explicitly discloses such schedule to the Internal Revenue Service (the "IRS"), and explains to the IRS the reason for preparing its own schedule. We believe that the projected payment schedule and comparable yield for the Notes as set forth above are reasonable and will therefore be respected by the IRS. Our determination, however, is not binding on the IRS, and it is possible that the IRS could conclude that some other projected payment schedule or comparable yield should be used for the Notes.

Upon the maturity of a Note, if the payment at maturity exceeds the amount indicated on the projected payment schedule, a U.S. holder will be required to include such excess in income as ordinary interest on the maturity date. Alternatively, if the payment at maturity is less than the amount indicated on the projected payment schedule, the shortfall will be treated as an offset to any OID otherwise includible in income by the U.S. holder with respect to the Note for the taxable year in which the maturity date occurs, and any remaining portion of such short fall may be recognized and deducted by the U.S. holder as an ordinary loss.

MTN 0098

Sale, Exchange or Other Disposition of the Notes

When a U.S. holder's Note is sold, exchanged or otherwise disposed of prior to maturity, the U.S. holder's gain (or loss) on the disposition will equal the difference between the amount received by the U.S. holder for the Note and the U.S. holder's adjusted tax basis in the Note. A U.S. holder's adjusted tax basis in a Note will be equal to the U.S. holder's original purchase price for the Note, plus any OID accrued by the U.S. holder. Any gain realized by a U.S. holder on a disposition will be treated as ordinary income. Any loss realized by a U.S. holder on a disposition will first offset any OID inclusions for the year of the sale and thereafter will be treated as ordinary loss to the extent of the U.S. holder's prior OID inclusions with respect to the Note. Any additional loss generally will be treated as a capital loss. Any capital loss recognized by a U.S. holder will be a long-term capital loss if such U.S. holder has held such Note for more than one year, and a short-term capital loss in other cases. The deductibility of capital losses by a U.S. holder is subject to limitations.

U.S. Federal Income Tax Treatment for Non-U.S. Holders

Payments on the Notes to non-U.S. holders will not be subject to U.S. federal income or withholding tax if the following conditions are satisfied:

  •
  the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;
  •
  the non-U.S. holder is not a controlled foreign corporation for U.S. federal income tax purposes that is related to us through actual or constructive stock ownership;
  •
  the non-U.S. holder is not a bank receiving interest on a loan made in the ordinary course of its trade or business, and
  •
  the payments are not effectively connected with a trade or business conducted by the non-U.S. holder in the United States and either (a) the non-U.S. holder provides a correct, complete and executed IRS Form W-8BEN or Form W-8IMY (or successor form) with all of the attachments required by the IRS, or (b) the non-U.S. holder holds its Note through a qualified intermediary (generally a foreign financial institution or clearing organization or a non-U.S. branch or office of a U.S. financial institution or clearing organization that is a party to a withholding agreement with the IRS) which has provided to us an IRS Form W-8IMY stating that it is a qualified intermediary and has received documentation upon which it can rely to treat the payment as made to a foreign person.

If any of these exceptions apply, interest (including OID) on the Notes will be subject to a 30% withholding tax when paid, unless an income tax treaty reduces or eliminates the tax or the interest is effectively connected with the conduct of a U.S. trade or business and the non-U.S. holder provides a correct, complete and executed IRS Form W-8 ECI.

In general, gain realized on the sale, exchange or retirement of the Notes by a non-U.S. holder will not be subject to U.S. federal income tax, unless:

  •
  the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, retirement or other disposition and certain other conditions are met; or
  •
  the gain is effectively connected with the conduct of a U.S. trade or business by the non-U.S. holder in the United States.

MTN 0098

If the first exception applies, the non-U.S. holder generally will be subject to tax at a rate of 30% on the amount by which the gains derived from the sales that are from U.S. sources exceed capital losses allocable to U.S. sources. If the second exception applies, the non-U.S. holders generally will be subject to U.S. federal income tax with respect to the gain in the same manner as U.S. holders, as described above. Additionally, in that case, non-U.S. holders that are corporations could be subject to a branch profits tax on such income.

Treatment of Notes for U.S. Federal Estate Tax Purposes.

A Note will not be subject to U.S. federal estate tax, provided the non-U.S. holder is not at the time of death a "10% shareholder" of our stock (as specifically defined for U.S. federal income tax purposes) and payments of interest on the Note would not have been considered U.S. trade or business income.

U.S. Information Reporting Requirements and Backup Withholding Tax

Information reporting will apply to certain payments on a Note (including interest and OID) and proceeds of the sale of a Note held by a U.S. holder that is not an exempt recipient (such as a corporation).

Backup withholding may apply to payments made to a U.S. holder if (a) the U.S. holder has failed to provide its correct taxpayer identification number on IRS Form W-9, (b) we have been notified by the IRS of an underreporting by the U.S. holder (underreporting generally refers to a determination by the IRS that a payee has failed to include in income on its tax return any reportable dividend and interest payments required to be shown on a tax return for a taxable year) or (c) we have been notified by the IRS that the tax identification number provided to the IRS on an information return does not match IRS records or that the number was not on the information return.

Backup withholding will not be required with respect to non-U.S. holders, so long as we have received from the non-U.S. holder a correct and complete IRS Form W-8BEN or Form W-8IMY with all of the attachments required by the IRS, signed under penalty of perjury, identifying the non-U.S. holder and stating that the non-U.S. holder is not a United States person. In addition, IRS Form W-8BEN will be required from the beneficial owners of interests in a non-U.S. holder that is treated as a partnership for U.S. federal income tax purposes. Interest paid to a non-U.S. holder will be reported on IRS Form 1042-S, which is filed with the IRS and sent to non-U.S. holders.

Information reporting and backup withholding may apply to the proceeds of a sale of a Note by a non-U.S. holder made within the United States or conducted through certain U.S. related financial intermediaries, unless the payor receives the statement described above.

Backup withholding is not an additional tax and may be refunded (or credited against your U.S. federal income tax liability, if any), provided, that certain required information is furnished. The information reporting requirements may apply regardless of whether withholding is required. For non-U.S. holders, copies of the information returns reporting such interest and withholding also may be made available to the tax authorities in the country in which a non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

THE PRECEDING DISCUSSION IS ONLY A SUMMARY OF CERTAIN OF THE TAX IMPLICATIONS OF AN INVESTMENT IN THE NOTES. PROSPECTIVE PURCHASERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS PRIOR TO INVESTING TO DETERMINE THE TAX IMPLICATIONS OF SUCH AN INVESTMENT IN LIGHT OF SUCH INVESTOR'S PARTICULAR CIRCUMSTANCES.

MTN 0098

SLM Corporation

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ADDITIONAL TERMS OF THE NOTES
RISK FACTORS
ADDITIONAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
PROJECTED PAYMENT SCHEDULE